                                                                                Exhibit 99.1

AMARIN ANNOUNCES MANAGEMENT CHANGES INCLUDING APPOINTMENT OF NEW CEO

Completes Acquisition of Ester and Related $8.1 Million Financing

Conference Call Begins at 10 a.m. Eastern Time Wednesday, December 19, 2007

LONDON, United Kingdom (December 19, 2007)– Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or the “Company”) today announced that Rick Stewart, the Company’s Chief Executive Officer, has resigned effective immediately to pursue other business interests.  Thomas Lynch, Amarin’s Chairman, has been appointed as Chief Executive Officer, also effective immediately.

Mr. Lynch joined Amarin in January 2000 as Chairman of the Board.  Between 1993 and 2004, Mr. Lynch was with Elan Corporation plc where he held a number of positions including Chief Financial Officer and Executive Vice Chairman.  Mr. Lynch spear-headed Elan’s transition from a drug delivery technology provider to a fully integrated pharmaceutical company, through a number of acquisitions, including Athena Neurosciences, Inc.  The Athena acquisition brought Elan its programs in multiple sclerosis, autoimmune diseases and Alzheimer’s disease.  Mr. Lynch was also a founder of the specialty pharmaceutical company, Warner Chilcott plc.  Mr. Lynch is and has been a board member of a number of biotechnology and healthcare companies.

The Company also announced the appointment of Alan Cooke, currently Chief Financial Officer, to the additional position of President and Chief Operating Officer.  Mr. Cooke is also a member of the Company’s Board of Directors.

Dr. Declan Doogan, Amarin’s Head of Research and Development, has been named to the Company’s Board of Directors.  Before joining Amarin earlier this year, Dr. Doogan was Senior Vice President and Head of Worldwide Development at Pfizer Global Research and Development.

The Company has also appointed Dr. Keith Wood to the position of Head of Research and Development Operations. Dr. Wood, a neuroscientist, has over 30 years experience in drug development, most recently as an independent advisor to major pharmaceutical companies and contract clinical research organizations.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented, “On behalf of the Company’s Directors and my colleagues at Amarin, I thank Rick for his enormous efforts during his seven years of leadership. Rick was primarily responsible for transforming Amarin from a drug delivery company to an innovative neuroscience company with a pipeline of promising development candidates holding significant market potential.  In particular, he was instrumental in Amarin’s exemplary management of the recent Miraxion trials, the largest ever conducted in Huntington’s disease.”

“We are pleased to appoint Alan Cooke as President and Chief Operating Officer.  Alan has played a central role in building Amarin in recent years, and in completing the acquisition of Ester and the related financings,” he added.  “We are also pleased to have Dr. Declan Doogan join our Board.  Declan’s track record in research and development is excellent and he already has had a significant positive impact on Amarin through his interaction with the U.S. Food and Drug Administration in relation to Miraxion for the treatment of Huntington’s disease, and in reconfiguring and prioritising our development pipeline.  In addition, Declan has brought on Dr. Keith Wood, and we are delighted to welcome him to the Amarin team.”

Separately, the Company announced that it has completed the acquisition of Ester Neurosciences Limited (“Ester”), a private biotechnology research and development company based in Israel.  The acquisition, which was first announced on December 5th, comprised initial consideration of $15 million, with up to $17 million in contingent payments.

Related to this acquisition, the Company has closed a financing for $8.1 million in gross proceeds from a public offering of equity, warrants and convertible debt, in which Directors and Officers invested $1.7 million.

Mr. Lynch stated, “The successful completion of the Ester acquisition transforms Amarin and adds a valuable clinical program in neurology to our pipeline. I am excited to be leading Amarin into what we expect will be a rewarding period of growth and expansion. We have made excellent progress in expanding and strengthening our pipeline.  Importantly, we have built an exceptional research and development leadership team that provides us with the capabilities to advance multiple clinical programs simultaneously.”

Conference Call
There will be a conference call to discuss these developments and answer questions at 10 a.m. Eastern Time / 3 p.m. GMT on Wednesday, December 19, 2007.  Representing Amarin on the call will be Thomas Lynch, Chairman and Chief Executive Officer, Alan Cooke, President and Chief Operating Officer, and Declan Doogan, Head of Research and Development.  To participate in the live call please dial (800) 968 7995 (toll-free) in the U.S. or +1 (706) 679 8403 (toll) elsewhere.  The conference ID is 28683729.

The call will also be webcast live and a link will be on the company’s website at www.amarincorp.com.  Information on the company’s website is not part of this announcement.

For those who cannot listen to the live broadcast, a replay will be available shortly after the conference call has ended via the link on the company’s website www.amarincorp.com or by dialing (800) 642 1687 (toll-free) in the U.S. or +1 (706) 645 9291 (toll) elsewhere, and entering access code 28683729.

Regulatory Disclosures

Dr. Declan Patrick Doogan is a Fellow of the Royal College of Physicians of Glasgow and the Faculty of Pharmaceutical Medicine in the UK.  Dr. Doogan received his medical degree from Glasgow University in 1975. Dr. Doogan holds Visiting Professorships at Harvard, Glasgow and Kitasato Universities.

Dr. Doogan, aged 55, is currently a director of Sosei Group Corporation, Alimentary Health Limited, and Odyssey UK, and is also a partner at Decisionability and was previously a director of Pfizer UK in the last five years.  Dr. Doogan currently holds 650,000 share options in the Company and no ordinary shares/ADSs or warrants.  Save as disclosed above, there are no details specified by Rule 17 and Schedule 2(g)(i) to (viii) of the AIM Rules and the IEX Rules to be disclosed in relation to Dr. Doogan.

The Company will file the agreement relating to Mr. Stewart’s resignation with the Unites States Securities and Exchange Commission.

The Company's issued share capital as of today's date consists of 139,057,370 ordinary shares with voting rights, which represents the total number of voting rights in the Company. 200,797 of these shares are held in treasury.

This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify an interest in, or a change to an interest in, the share capital of the Company under the UK Financial Services Authority's Disclosure and Transparency Rules.

About Amarin
Amarin is committed to improving the lives of patients suffering from central nervous system and cardiovascular diseases. Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes the recently acquired myasthenia gravis clinical program and preclinical programs in neuromuscular, neuronal degenerative and inflammatory diseases; Miraxion for Huntington’s disease; two programs in Parkinson’s disease; one in epilepsy; and one in memory. Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin also has two proprietary technology platforms, a lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain, and a unique mRNA technology based on cholinergic neuromodulation.

Amarin has its primary stock market listing in the U.S. on the NASDAQ Capital Market (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”), respectively.

Contacts:
Amarin
Thomas Lynch, Chairman and Chief Executive Officer, +44 (0) 1865 784 210
Alan Cooke, President and Chief Operating Officer, +353 (1) 669 9020
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.
Anne Marie Fields +1 212 838 3777
Bruce Voss +1 310 691 7100

Media:
Powerscourt +44 (0) 207 250 1446
Rory Godson
Paul Durman
Sarah Daly

Disclosure Notice
The information contained in this document is as of December 19, 2007. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not successfully appeal a Nasdaq delisting determination); Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease and; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; general changes in International and US generally accepted accounting principles; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5, 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

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